                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF              MARCH              , 20 04
                 --------------------------------     --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
-------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
-------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                PERUSAHAAN PERSEROAN (PERSERO)
                                                PT TELEKOMUNIKASI INDONESIA
                                                -------------------------------
                                                        (REGISTRANT)



DATE   March 31, 2004                           BY     /s/ Rochiman Sukarno
     -----------------------                       ----------------------------
                                                           (SIGNATURE)

                                                   ROCHIMAN SUKARNO
                                                   HEAD OF INVESTOR RELATION

                                  PRESS RELEASE
                            No.TEL.156/PR000/UHI/2004

                       FILING OF 2003 FINANCIAL STATEMENT

JAKARTA, MARCH 31, 2004 -PT Telekomunikasi Indonesia, Tbk. (TELKOM) announced today that it will not file its audited consolidated financial statements for the year ended December 31, 2003 by the March 31,2004 deadline required by Bapepam Rule Number X.K.2 regarding continuing obligations for the filing of financial statements. The delay in filing of the 2003 financial statements was expected due to fact that the commencement of audit work for the 2003 financial year had to wait until the finalization of TELKOM's 2002 re-audit which was finalized on February 9, 2004.

As announced in our March 4, 2004 Press Release, TELKOM selected KAP Siddharta, Siddharta & Widjaja, a member firm of KPMG, as its auditor for the year 2003. KPMG is currently working with TELKOM on its audit of the 2003 financial statements so that TELKOM can file its audited consolidated financial statements as soon as possible. While TELKOM cannot be certain, TELKOM currently expects the audit of its 2003 financial statements to be finalized by the end of May 2004 or at the latest by early June 2004.

Certain non-financial operational information of TELKOM as of December 31, 2002 and 2003 is as follows:

NO.                                    UNIT         FY 2002      FY 2003     GROWTH (%)
---------------------------------------------------------------------------------------
             FIXED LINE
---------------------------------------------------------------------------------------
 1.    Exchange Capacity               Lines       9,103,638    9,419,221         3.5
---------------------------------------------------------------------------------------
 2.    Installed Lines                 Lines       8,400,662    8,783,105         4.6
---------------------------------------------------------------------------------------
 3.    Subscriber                   Subscribers    7,347,166    8,274,973        12.6
---------------------------------------------------------------------------------------
 4.    LIS Fixed Wire-line             Lines       7,741,508    8,214,328         6.1
---------------------------------------------------------------------------------------
 5.    LIS Fixed Wire-less             Lines           8,527      262,640     2,980.0
---------------------------------------------------------------------------------------
 6.    Total Lines in Service          Lines       7,750,035    8,476,968         9.4
---------------------------------------------------------------------------------------
        TELKOMSEL CUSTOMER BASE
---------------------------------------------------------------------------------------
 1.    Net Additions
---------------------------------------------------------------------------------------
       kartuHALO                    Subscribers       57,794       84,029        45.4
---------------------------------------------------------------------------------------
       simPATI                      Subscribers    2,700,946    3,494,006        29.4
---------------------------------------------------------------------------------------
       Total                        Subscribers    2,758,740    3,578,035        29.7
---------------------------------------------------------------------------------------
 2.    Customer Base
---------------------------------------------------------------------------------------
       kartuHALO                    Subscribers      923,005    1,007,034         9.1
---------------------------------------------------------------------------------------
       simPATI                      Subscribers    5,087,767    8,581,773        68.7
---------------------------------------------------------------------------------------
       Total                        Subscribers    6,010,772    9,588,807        59.5
---------------------------------------------------------------------------------------

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2003 financial statements and the time required to complete the audit of the 2003 financial statements, constitute forward-looking statements which involve risks and uncertainties


ROBBY RUBAMA SADELI
Acting Corporate Secretary

For further information, please contact:
Investor Relations Unit
Phone:   62-21-5215109
Fax:     62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom.co.id